Mail Stop 3561


December 7, 2005


Paul F. Tetreault
Snow & Sail Sports, Inc.
397 N. Main Street
South Yarmouth, MA 02664

      	Re:	Snow & Sail Sports, Inc.
      		Amendment No. 2 to Form S-1
      		File No. 333-128526
      		Filed November 23, 2005

Dear Mr. Tetreault:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the page numbers mentioned in our comments refer to those used in the marked courtesy copies of the amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *







Audited Financial Statements for the Year Ended December 31, 2004

Notes to the Financial Statements
Note 2.  Summary of Significant Accounting Policies
Provision for taxes, page F-7
1. We note on page F-4 that you have reclassified the earnings/losses for the years 2003 and 2004 to additional paid-in capital as the result of the change from a "S" corporation to a "C" corporation on
September 12, 2005. As noted in our prior comment, you should reflect the transfer of all undistributed earnings or deficit to additional paid-in capital in the balance sheet as of September 30,
2005 at page F-12. Please revise page F-4 to eliminate the reclassification of earnings and losses. Also include in the amended filing the statement of stockholder`s equity for the period January 1 through September 30, 2005.
Undertakings

2. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See the new
Item 512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf
Signature page

3. We note your revision to our prior comment 15.  Note that Form
SB-
2 requires both your principal accounting officer (or controller) and principal financial officer to sign the registration statement.
If
a person is signing in his capacity as both the principal accounting officer (or controller) and principal financial officer, then this should be clearly indicated below his signature (i.e., underneath his signature, list his titles as the principal accounting or controller and principal financial officer).

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry
French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.
Please contact Ted Yu at (202) 551-3372 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

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Paul F. Tetreault
Snow & Sail Sports, Inc.
December 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE